EXHIBIT D

Single insured fidelity bonds in the following amounts would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 3/31/2007	Minimum Required Coverage

Quant Funds
Small Cap Fund	$137,397,853	$525,000
Long/Short Fund	$76,654,656	$450,000
Emerging Markets Fund	$289,456,680	$750,000
Foreign Value Fund	$893,303,703	$1,000,000